

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2023

Dennis Nguyen
Chief Executive Officer
Society Pass Incorporated
701 S. Carson Street Suite 200
Carson City NV 89701

> **Re: Society Pass Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 23, 2023**
> **File No. 001-41037**

Dear Dennis Nguyen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 106

1. You state you have not included a report of management's assessment regarding internal control over financial reporting due to a transition period for newly public companies. Note the transition period is applicable until you either had been required to file or filed an annual report for the prior fiscal year. Since you filed an annual report for the previous fiscal year, please amend your filing to include management's assessment regarding internal control over financial reporting. Refer to Item 308(a) of Regulation S-K and instruction 1 to Instructions to Item 308.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services